January 13, 2010
VIA EDGAR
Mr. Jorge Bonilla
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Campbell Alternative Asset Trust. (the “Fund”) File No. 000-33311
Form 10-K for the year ended December 31, 2008
Form 10-Q for the three months ended March 31, 2009
Form 10-Q for the three and six months ended June 30, 2009
Form 10-Q for the three months and nine months ended September 30, 2009
Dear Mr. Bonilla:
     I am writing in response to your letter dated December 30, 2009 regarding the Fund’s filings referenced above.
     The following is an item-by-item response to the Staff’s comments in that letter:
FORM 10-K FOR THE YEAR ENDED DECMEBER 31, 2008
Item 1, Business, page 1
1.	We understand that the CFTC is currently considering whether to impose position limits on energy commodities futures contracts trading and, if so, to what extent. If the CFTC does impose position limits, we will examine those limits and consider whether we should add to the language in the Fund’s filings describing the regulatory risk factors.

Mr. Jorge Bonilla
Securities and Exchange Commission
January 13, 2010

General
2.	We acknowledge that:
•	The Fund is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Commission Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.
     If you have any questions, please call me at 410-413-2654 or our General Counsel, Tom Lloyd, at 410-413-4552. Thank you in advance for your prompt attention to this matter and for your continuing cooperation.

Sincerely,
/s/ Gregory T. Donovan

Gregory T. Donovan Chief Financial Officer